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                            December 21, 2021

       Robert Bondurant
       President and Chief Executive Officer
       Martin Midstream GP LLC
       4200 Stone Road
       Kilgore, TX 75662

                                                        Re: Martin Midstream
Partners L.P.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 3, 2021
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2021
                                                            Filed October 25,
2021
                                                            Item 2.02 on Form
8-K Filed October 20, 2021
                                                            File No. 000-50056

       Dear Mr. Bondurant:

             We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 49

   1.                                                   While you refer to
distributable cash flow    and    adjusted free cash flow    as non-GAAP
                                                        performance measures in
your Form 10-K for the fiscal year ended December 31, 2020
                                                        and Form 10-Q for the
fiscal quarter ended September 30, 2021, they appear to be non-
                                                        GAAP liquidity measures
because they are significant measures to "compare basic cash flows generated by us
to the cash distributions we expect to pay our unitholders    and
                                                           reflect the amount
of cash available for reducing debt, investing in additional capital projects, paying
distributions, and similar matters.    Please revise your disclosure to
                                                        reconcile these
non-GAAP liquidity measures to net cash provided by (used in) operating activities, which
appears to be the most directly comparable GAAP measure. Please
 Robert Bondurant
Martin Midstream GP LLC
December 21, 2021
Page 2
         disclose the most directly comparable GAAP measure with equal or greater prominence
         wherever    distributable cash flow    and    adjusted free cash flow
  are disclosed. We refer
         you to Item 10(e)(1)(i) of Regulation S-K and Question 102.10 of the Non-GAAP
         Financial Measures Compliance and Disclosure Interpretations. This comment also applies to your Item 2.02 Form 8-K for the fiscal quarter ended September 30, 2021.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Keira Nakada at 202-551-3659 or Suying Li at 202-551-3335 with any questions.



FirstName LastNameRobert Bondurant                           Sincerely,
Comapany NameMartin Midstream GP LLC
                                                             Division of
Corporation Finance
December 21, 2021 Page 2                                     Office of Trade &
Services
FirstName LastName